UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

INNOCOLL AG
(Name of Issuer)

American Depositary Shares, each
representing 1/13.25 of an Ordinary Share
Ordinary Shares, €1.00 nominal value per share
(Title of Class of Securities)

45780Q103
(CUSIP Number)

Stephen Cho
Morgan Stanley
1585 Broadway
New York, NY 10036

with a copy to:

Christian O. Nagler, Esq.
Andrew M. Herman, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
212-446-4660
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	45780Q103	13D	Page 3

1	NAME OF REPORTING PERSON
Morgan Stanley 36-3145972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☒
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,367(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
314,367(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
314,367(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.98%(2)
14	TYPE OF REPORTING PERSON
HC, CO
(1)	Includes 60,074 ordinary shares, €1.00 nominal value per share, of Innocoll AG (the “Ordinary Shares”) issuable upon the exercise of options that have vested (the “MSCO Options”).
(2)
This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and is based on (a) 1,791,445 Ordinary Shares outstanding, as of the closing of the public offering (the “Public Offering”) relating to Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2015 (the “Prospectus”), as reported in the Prospectus, and (b) 60,074 additional Ordinary Shares that would be outstanding if the 60,074 options held by MSCO were exercised by MSCO.

CUSIP NO.	45780Q103	13D	Page 4

1	NAME OF REPORTING PERSON
Morgan Stanley & Co. LLC 13-2655998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☒
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,367(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
314,367(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
314,367(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.98%(2)
14	TYPE OF REPORTING PERSON
BD
(1)	Includes 60,074 Ordinary Shares issuable upon the exercise of the MSCO Options.
(2)
This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and is based on (a) 1,791,445 Ordinary Shares outstanding as of the closing of the Public Offering, as reported in the Prospectus, and (b) 60,074 additional Ordinary Shares that would be outstanding if the 60,074 options held by MSCO were exercised by MSCO.

Item 1.	Security and Issuer

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) is being filed on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley & Co. LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Morgan Stanley (“MSCO” and, together with MS, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on August 11, 2014 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on August 13, 2014 (“Amendment No. 1” and, together with the Original Schedule 13D and Amendment No. 2, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

This Schedule 13D relates to the beneficial ownership of Ordinary Shares, including Ordinary Shares represented by American Depositary Shares (each, an “ADS”), each representing 1/13.25 of an Ordinary Share, of Innocoll AG, a German corporation (the “Issuer”). The principal executive offices of the Issuer are located at Midlands Innovation and Research Centre, Dublin Road, Athlone, County Westmeath, Ireland.

As of May 8, 2015, the Reporting Persons beneficially owned an aggregate of 314,367 Ordinary Shares (including the shares underlying the 60,074 MSCO Options), representing approximately 16.98% of the shares of Ordinary Shares issued and outstanding.

Item 2.	Identity and Background

(a) This Schedule 13D is filed jointly by the Reporting Persons.

(b) The principal business address of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

(c) MS is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. MSCO is an indirect wholly-owned subsidiary of MS.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS and MSCO are set forth in Schedule 1 and Schedule 2, respectively, annexed hereto and incorporated herein by reference.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 or Schedule 2, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit B hereto.

Item 3.	Source and Amount of Funds or Other Consideration

On July 30, 2014, the Reporting Persons purchased an aggregate of 555,555 ADSs of the Issuer in its initial public offering (the “IPO”) at a price of $9 per ADS (the “IPO ADS”). The Reporting Persons obtained the funds used to acquire the IPO ADS through internally generated funds. On March 25, 2015, as a result of anti-dilution rights, the Reporting Persons acquired 24,085 Ordinary Shares at a nominal price of €1.00 per share. As of the date of this Schedule 13D, the Reporting Persons are the beneficial owner of 314,367 Ordinary Shares (including the shares underlying the 60,074 MSCO Options).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 30, 2015, MSCO sold an aggregate of 37,736 Ordinary Shares (the “Sale”) in an underwritten public offering pursuant to a Registration Statement on Form F-1, initially filed by the Issuer with the SEC on April 10, 2015 (the “Registration Statement”). In connection with the Sale, MSCO entered into an Underwriting Agreement (the “Underwriting Agreement”) and a Pricing Agreement (the “Pricing Agreement”), each dated as of April 23, 2015, and each by and among the Issuer, the underwriters named in Schedule I to the Underwriting Agreement and the selling shareholders named in Schedule II to the Underwriting Agreement. The forms of the Underwriting Agreement and the Pricing Agreement filed by the Issuer as Exhibit 1.1 to the Registration Statement are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) MSCO is the beneficial owner of 314,367 Ordinary Shares (including the shares underlying the 60,074 MSCO Options) of the Issuer, which represents approximately 16.98% of the outstanding shares of the Ordinary Shares.

MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSCO. The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate. A joint filing agreement between the Reporting Persons is attached hereto as Exhibit A.

By virtue of the relationship previously reported in Item 1 of this Statement, each of MS and MSCO may be deemed to have shared voting and dispositive power with respect to the Ordinary Shares beneficially owned by MSCO. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) The Reporting Persons have sole voting and dispositive power with respect to the Ordinary Shares held by the Reporting Persons. However, we note that MSCO has entered into the Supervisory Board Member Nomination and Voting Agreement (the “Voting Agreement”), dated July 24, 2014, by and among the Issuer, Sofinnova Venture Partners VIII, L.P. (“Sofinnova,” a reporting person with respect to shares of the Issuer; see Sofinnova Schedule 13D filed with the Securities and Exchange Commission on August 4, 2014) and MSCO. Pursuant to the Voting Agreement, Sofinnova has a right to nominate one member for appointment to the Supervisory Board of the Issuer, subject to the approval of the Issuer’s Supervisory Board and its shareholders. MSCO agreed to vote their shares in favor of the nominee designated by Sofinnova.

(c) In June 2014, MSCO purchased 19,461 Ordinary Shares from the Issuer. On June 25, 2014, MSCO converted preferred shares into 206,554 Ordinary Shares.

As disclosed in the Prospectus, On July 3, 2014, Innocoll GmbH transformed into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz), and all shares of Innocoll GmbH became ordinary shares of Innocoll AG.

On July 30, 2014, the Reporting Persons purchased 555,555 ADSs in the IPO, pursuant to which the Issuer sold 6,500,000 ADSs to the underwriters of the IPO, Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC, at a price of $9 per ADS.

On March 25, 2015, as a result of anti-dilution rights, the Reporting Persons acquired 24,085 Ordinary Shares at a nominal price of €1.00 per share.

On April 30, 2015, MSCO sold an aggregate of 37,736 Ordinary Shares in an underwritten public offering pursuant to the Registration Statement. In connection with the Sale, MSCO entered into the Underwriting Agreement and the Pricing Agreement. The forms of the Underwriting Agreement and Pricing Agreement filed by the Issuer as Exhibit 1.1 to the Registration Statement are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with the Sale, MSCO entered into the Underwriting Agreement and the Pricing Agreement. The forms of the Underwriting Agreement and Pricing Agreement filed by the Issuer as Exhibit 1.1 to the Registration Statement are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A*	Joint Filing Agreement dated as of August 8, 2014 between MS and MSCO.

Exhibit B	Legal Proceedings

Exhibit C*
Form of Supervisory Board Member Nomination and Voting Agreement, dated July 24, 2014, by and among Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain shareholders of the Issuer (incorporated by reference to the F-1 registration statement (Registration No. 333-196910) of Innocoll AG filed with the Securities and Exchange Commission).

Exhibit D*
Forms of Underwriting Agreement and Pricing Agreement, each by and among the Issuer, the underwriters named in Schedule I to the Underwriting Agreement and the selling shareholders named in Schedule II to the Underwriting Agreement (incorporated by reference to the F-1 registration statement (Registration No. 333-203362) of Innocoll AG filed with the Securities and Exchange Commission).

*	Previously Filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2015

MORGAN STANLEY
By:	/s/ Christina Huffman
Christina Huffman
Authorized Signatory

MORGAN STANLEY & CO. LLC
By:	/s/ John O’Meara
John O’Meara
Managing Director

EXHIBIT INDEX

Exhibit	Description
Exhibit A*	Joint Filing Agreement dated as of August 8, 2014 between MS and MSCO

Exhibit B	Legal Proceedings

Exhibit C*
Form of Supervisory Board Member Nomination and Voting Agreement, dated July 24, 2014, by and among the Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain shareholders of the Issuer (incorporated by reference to the F-1 registration statement (Registration No. 333-196910) of Innocoll AG filed with the Securities and Exchange Commission).

Exhibit D*
Forms of Underwriting Agreement and Pricing Agreement, each by and among the Issuer, the underwriters named in Schedule I to the Underwriting Agreement and the selling shareholders named in Schedule II to the Underwriting Agreement (incorporated by reference to the F-1 registration statement (Registration No. 333-203362) of Innocoll AG filed with the Securities and Exchange Commission).

*	Previously Filed.

Schedule 1

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*James P. Gorman1	Chairman of the Board and Chief Executive Officer
*Erskine B. Bowles	Director
*Howard J. Davies2	Professor at Sciences Po
*Thomas H. Glocer	Director
*Robert H. Herz	President, Robert H. Herz LLC
*C. Robert Kidder	Director
*Klaus Kleinfeld3	Chairman and Chief Executive Officer of Alcoa Inc.
*Jami Miscik	President and Vice Chairman, Kissinger Associates, Inc.
*Donald T. Nicolaisen	Director
*Hutham S. Olayan	President and Chief Executive Officer of The Olayan Group’s U.S. Operations
*James W. Owens	Director
*Ryosuke Tamakoshi4	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.
*Masaaki Tanaka5	Deputy President/Representative Director, Mitsubishi UFJ Financial Group, Inc.
*Laura D’Andrea Tyson	Professor of Business Administration and Economics at the Walter A. Haas School of Business at the University of California, Berkeley
*Rayford Wilkins, Jr.	Director
Gregory J. Fleming	Executive Vice President, President of Wealth Management and President of Investment Management
Eric F. Grossman	Executive Vice President and Chief Legal Officer
Keishi Hotsuki6	Executive Vice President and Chief Risk Officer
Colm Kelleher7	Executive Vice President and President of Institutional Securities
Jonathan Pruzan	Executive Vice President and Chief Financial Officer
James A. Rosenthal	Executive Vice President and Chief Operating Officer

1  Dual citizenship – Australia and United States
2  Citizenship – England
3  Citizenship – Germany
4  Citizenship – Japan
5  Citizenship – Japan
6  Citizenship – Japan
7  Dual citizenship – England and Ireland
*  Director

Schedule 2

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. LLC

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. LLC (“MSCO”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCO at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSCO and each individual is a United States citizen.

Name	Title
*Colm Kelleher1	Chairman of the Board, President & Chief Executive Officer
*Mohit Assomull2	Director
*Stephen H. D’Antonio	Director
*Michael Stern	Director
*Thomas G. Wipf	Director
Sergio J. Lupetin	Chief Financial Officer
Rose-Anne Richter	Chief Compliance Officer
Graeme McEvoy2	Chief Operations Officer
David S. Russo	Chief Risk Officer
John H. Faulkner	General Counsel
Celeste Brown	Treasurer

*	Director
1	Dual citizenship – England and Ireland
2	Citizenship – United Kingdom

EXHIBIT B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiary. Morgan Stanley & Co. LLC (“MS&Co.”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Issuer’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

(b) On July 23, 2014, the U.S. Securities and Exchange Commission (“SEC”) approved Morgan Stanley’s Offer of Settlement to resolve an investigation of certain subprime RMBS transactions sponsored and underwritten by Morgan Stanley in 2007.  Pursuant to the settlement, Morgan Stanley neither admitted nor denied the SEC’s findings but was charged with violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, and agreed to pay disgorgement and penalties in an amount of $275 million.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference.